ABOVE: SPACE DEVELOPMENT CORPORATION

(A DELAWARE CORPORATION)

Financial Statements

At Inception June 16, 2022

SM CPAS, P.C.

Table of Contents

SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Board of Directors and Management of
Above: Space Development Corporation

Opinion
We have audited the balance sheet of Above: Space Development Corporation as of inception June 16, 2022, and the related notes (the financial statement). In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of Above: Space Development Corporation as of inception June 16, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of Above: Space Development Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statement
Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Above: Space Development Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Above: Space Development Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
November 10, 2022

Above: Space Development Corporation
Balance Sheet
As of Inception June 16, 2022

	6/16/ 2022
Assets	
Current assets	
Cash and cash equivalents	$ -
Prepaid expenses	-
Total Assets	$ -
Current Liabilities	
Accounts payable and accrued expenses	$ -
Total Current Liabilities	-
Long Term Liabilities	
Long Term payable	-
Total Liabilities	$ -
Shareholder' Equity	
Common Stock, 175,000,000 shares authorized; no shares issued	
Preferred Stock, 75,000,000 shares authorized; no shares issued	-
Additional paid-in capital	-
Retained Earnings	-
Total Shareholders' Equity	-
Total Liabilities and Shareholders' Equity	$ -

See independent auditor's report and notes to the financial statements.

Above: Space Development Corporation
Notes to Financial Statements
At Inception June 16, 2022

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

As of the date of incorporation Above: Space Development Corporation ("the Company") was a corporation formed on June 16, 2022 under the laws of the State of Delaware, and is headquartered in Huntsville, AL. As of September 9th, 2022, Orbital Assembly Corporation, a corporation formed under the laws of the State of California, was merged with *Above: Orbital Inc.,* a corporation formed on June 16, 2022 under the laws of the State of Delaware and a wholly owned subsidiary of *Above: Space Development Corporation*, a corporation also formed on June 16, 2022 under the laws of the State of Delaware. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

As of the date of incorporation the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has not yet generated or recognized any revenue, nor has executed any revenue-producing contracts.

See independent auditor's report.

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

 Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 16, 2022, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 16, 2022, the Company had no outstanding accounts receivable balances, thus has not recognized any further allowance for uncollectible accounts.

See independent auditor's report.

Above: Space Development Corporation
Notes to Financial Statements
At Inception June 16, 2022

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first- out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. As of June 16, 2022, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. As of June 16, 2022, the Company recognized no advertising costs.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. As of June 16, 2022, the Company recognized no development costs.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of Delaware, which has similar statutes. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

See independent auditor's report.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

As of the date of incorporation, June 16, 2022, the Company has not incurred any losses, and has not yet commenced its principal operations which, among other factors, introduces risk related to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products and services, and its ability to generate positive operating cash flow.

The Company intends to conduct additional offering under Regulation D and Regulation CF with a registered funding portal in that later half of 2022. The Company is also pursuing grant opportunities through various US Government agencies, as well as Government backed loan guarantees, and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4 – Shareholder's Equity

The Company has 175,000,000 shares of common stock authorized, par value $.001, and has 75,000,000 shares of preferred stock authorized, par value $.001. As of the date of incorporation, June 16, 2022, the Company has not issued any shares. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through November 10, 2022, the date these financial statements were available to be issued. The following transactions occurred subsequent to June 16, 2022:

Subsequent to year end, the Company formed a new entity under the laws of the State of Delaware, a fully owned subsidiary Above: Orbital Inc. DBA Orbital Assembly. Orbital Assembly Corporation, formed under the laws of the State of California, was merged into Above: Orbital Inc. effective 9/9/2022 and all existing equity was transferred to the parent company in a reverse 5 to 1 split.

Prior to the merger the Board of Directors of the Company authorized initial share grants totaling 68,207,551 shares of common stock to twenty-six individuals and entities based on prior uncompensated work.

A 409A Valuation was performed by Carta Inc. with an effective date of 08/10/2022, setting a Fair Market Value of the equity at $2.10 per share (post-split amount).

See independent auditor's report.



ORBITAL ASSEMBLY CORPORATION

(A CALIFORNIA CORPORATION)

Financial Statements

For the year ended December 31, 2021

SM CPAS, P.C.

Table of Contents

SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Board of Directors and Management of
Orbital Assembly Corporation

Opinion
We have audited the financial statements of Orbital Assembly Corporation, which comprise the balance sheet as of December 31, 2021 and the related statement of operations, changes in shareholders' equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Orbital Assembly Corporation as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Orbital Assembly Corporation and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Orbital Assembly Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
November 1, 2022

Orbital Assembly Corporation
Balance Sheet
As of December 31, 2021

		2021
Assets		
Current assets		
Cash and cash equivalents	$	315,432
Prepaid expenses		44,674
Total Assets	$	360,106
Current Liabilities		
Accounts payable and accrued expenses	$	43,922
Total Current Liabilities		43,922
Long Term Liabilities		
Employee benefits payable		10,857
Total Liabilities	$	54,779
Shareholder' Equity		
Common Stock, 106,000,000 shares authorized;		
95,858,983 shares issued and outstanding		11,050
Additional paid-in capital		1,772,903
Accumulated deficit		(1,478,626)
Total Shareholders' Equity		305,327
Total Liabilities and Shareholders' Equity	$	360,106

See independent auditor's report and notes to the financial statements.

Orbital Assembly Corporation
Statement of Operations
For the year ended December 31, 2021

	2021
Revenue	$ -
Expenses:	
Employee wages and related costs	446,956
Marketing events	152,232
Engineering and development	128,805
Professional fees and consulting	423,565
Rent expense	73,509
Utilities	7,552
Bank charges	7,671
Insurance expense	23,360
Travel expense	39,467
Office expense	65,789
Total expenses	1,368,906
(Loss) from operations	$ (1,368,906)
Other Income	512
Net Income (Loss)	$ (1,368,394)

See independent auditor's report and notes to the financial statements.

Orbital Assembly Corporation

Statement of Changes in Shareholders' Equity

For the Year Ending December 31, 2021

	Common Stock			Additional	Accumulated	Total Stockholders'
	Shares		Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2020	90,415,000 $		9,042 $	500 $	(110,232) $	(100,690)
Issuance of shares	5,443,983		2,008		-	2,008
Shareholder contributions and SAFE conversion				1,772,403	-	1,772,403
Net loss					(1,368,394)	(1,368,394)
Balance on December 31, 2021	95,858,983 $		11,050 $	1,772,903 $	(1,478,626) $	305,327

See independent auditor's report and notes to the financial statements.

-4-

Orbital Assembly Corporation
Statement of Cash Flow
For the year ended December 31, 2021

	2021
Cash flows from operating activities:	
Net income (loss)	$ (1,368,394)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expenses	(1,974)
Increase (decrease) in liabilities:	
Shares issued	2,008
SAFE notes converted	(158,348)
Accounts payable and accrued expenses	54,779
Net Cash Provided by Operating Activities	(1,471,929)
Cash flows from financing activities:	
SAFE notes converted to capital	158,348
Shareholder contributions	1,614,055
Net Cash Provided by Financing Activities	1,772,403
Net increase in cash	300,474
Cash and cash equivalents at beginning of year	14,958
Cash and cash equivalents at end of year	$ 315,432

Supplemental cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 1,705

See independent auditor's report and notes to the financial statements.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
As of the date of these financial statements Orbital Assembly Corporation ("the Company") was a corporation formed on August 21, 2019 under the laws of the State of California, and is headquartered in Huntsville, AL. As of September 9th, 2022, the Company was merged with *Above: Orbital Inc.,* a corporation formed on June 16, 2022 under the laws of the State of Delaware and a wholly owned subsidiary of *Above: Space Development Corporation*, a corporation also formed on June 16, 2022 under the laws of the State of Delaware. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
During the year ended December 31, 2021, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has not yet generated or recognized any revenue, nor has executed any revenue-producing contracts.

See independent auditor's report.

Orbital Assembly Corporation
Notes to Financial Statements
For the year ended December 31, 2021

Note 1 – Summary Significant Accounting Policies (continuation)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2021, the Company had no outstanding accounts receivable balances, thus has not recognized any further allowance for uncollectible accounts.

See independent auditor's report.

Note 1 – Summary Significant Accounting Policies (continuation)

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2021, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2021, the Company recognized $57,063 in advertising costs.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. Development costs for the year ended December 31, 2021 were $128,805.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of California,
which has similar statutes. As such, all tax years are open since the Company's inception.

See independent auditor's report.

Note 1 – Summary Significant Accounting Policies (continuation)

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $1,368,394, and has not yet commenced its principal operations, and primarily relies on outside sources to fund operations which, among other factors, introduces risk related to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products and services, and its ability to generate positive operating cash flow.

The Company completed an offering under Regulation CF with a registered funding portal in the first quarter of 2021 raising a total of $995,000. In Q4 of 2021 the company initiated a second offering under Regulation CF which completed in Q2 of 2022 raising a total of $1,325,750.

The Company intends to conduct additional offering under Regulation D and Regulation CF with a registered funding portal in that later half of 2022. The Company is also pursuing grant opportunities through various US Government agencies, as well as Government backed loan guarantees, and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

See independent auditor's report.

Orbital Assembly Corporation
Notes to Financial Statements
For the year ended December 31, 2021

Note 3 – Commitments and Contingencies (continuation)

In Q1 of 2021, Orbital Assembly Corporation engaged legal counsel to examine, and a mediator to facilitate, the amicable departure of an OAC executive officer to ensure there is no connection, linkage, or association between the executive's affiliation with a different and unrelated entity and OAC because they are an executive of OAC. A settlement agreement was made as a result of the mediation which resulted in a cash payment of $40,000.

Note 4 – SAFE agreements

As of the end of the period the Company's SAFE agreements were converted to Common stock.

Note 5 – Shareholder's Equity

The Company has 106,000,000 shares of common stock authorized, par value $.0001. During 2021, the Company issued an aggregate 5,443,983 shares, valued at an aggregate amount of $1,614,055. Equity was distributed to contractors, advisors, and to third parties through a Regulation CF round ending in February, 2021. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through November 1, 2022, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2021:

Subsequent to year end, the Company formed a new entity under the laws of the State of Delaware, *Above: Space Development Corporation* (ABOVE). A fully owned subsidiary *Above: Orbital Inc.* DBA *Orbital Assembly* was formed. Orbital Assembly Corporation, formed under the laws of the State of California, was merged into *Above: Orbital Inc.* effective 9/9/2022 and all existing equity was transferred to the parent company in a reverse 5 to 1 split.

On June 16th, 2022, the Company issued an aggregate 631,309 shares (post split amount) via a Reg CF campaign for gross proceeds of $1,325,750.

ABOVE was incorporated with 175,000,000 of authorized Common stock and 75,000,000 of Preferred stock. Prior to the merger the Board of Directors of ABOVE authorized initial share grants totaling 68,207,551 shares of common stock to twenty six individuals and entities based on prior uncompensated work.

A 409A Valuation was performed by Carta Inc. with an effective date of 08/10/2022, setting a Fair Market Value of the equity at $2.10 per share (post split amount).

See independent auditor's report.



ORBITAL ASSEMBLY CORPORATION
A California Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

ORBITAL ASSEMBLY CORPORATION

Period Ended December 31, 2020 and 2019

Table of Contents





F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Orbital Assembly Corporation.

Opinion

We have audited the accompanying financial statements of Orbital Assembly Corporation (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, change in shareholders' equity and cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbital Assembly Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orbital Assembly Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orbital Assembly Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orbital Assembly Corporation 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
August 24, 2021

ORBITAL ASSEMBLY CORPORATION
BALANCE SHEET
December 31, 2020 and 2019
(audited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 14,958	$ 497
Prepaid expenses	42,700	-
Total assets	$ 57,658	$ 497
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ -
Total current liabilities	-	-
Non-current liabilities		
SAFE liability	158,348	-
Total non-current liabilities	158,348	-
Total liabilities	158,348	-
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 100,000,000 shares authorized;		
90,415,000 and 77,000,000 shares issued and outstanding as of		
December 31, 2020 and 2019, respectively	9,042	7,700
Additional paid-in capital	500	500
Accumulated deficit	(110,232)	(7,703)
Total stockholders' equity	(100,691)	497
Total liabilities and stockholders' equity	$ 57,658	$ 497

See independent auditor's report and accompanying notes to the financial statements.

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF OPERATIONS
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	10,064	7,703
Engineering costs	88,258	-
Advertising	2,865	-
Consulting and advisory	1,342	-
Loss from operations and before income taxes	102,529	7,703
Provision for income taxes	-	-
Net loss	$ 102,529	$ 7,703

See independent auditor's report and accompanying notes to the financial statements.

3

ORBITAL ASSEMBLY CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019

(audited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on August 21, 2019 (inception)	-	-	-	-	-
Issuance of founder shares	77,000,000	7,700			7,700
Shareholder contribution			500		500
Net loss				(7,703)	(7,703)
Balance on December 31, 2019	77,000,000 $	7,700 $	500 $	(7,703) $	497
Issuance of founder shares	13,000,300	1,300		-	1,300
Issuance of advisor and consultant shares	414,700	41		-	41
Net loss				(102,529)	(102,529)
Balance on December 31, 2020	90,415,000 $	9,042 $	500 $	(110,232) $	(100,691)

See accountants' review See independent auditor's report and accompanying notes to the financial statements.

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Cash flows from operating activities		
Net loss	$ (102,529)	$ (7,703)
Adjustments to reconcile net loss to net cash used by operating activities:		
Shares issued for services	1,342	7,700
Changes in operating assets and liabilities:		
Change in prepaid expenses	(42,700)	-
Net cash used by operating activities	(143,887)	(3)
Cash flows from financing activities		
Proceeds from shareholder contributions	-	500
Proceeds from SAFE notes	158,348	-
Net cash provided by financing activities	158,348	500
Net increase in cash and cash equivalents	14,461	497
Cash and cash equivalents, beginning	497	-
Cash and cash equivalents, ending	$ 14,958	$ 497
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Orbital Assembly Corporation ("the Company") is a corporation formed on August 21, 2019 under the laws of the State of California, and is headquartered in Rocklin, CA. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has not yet generated or recognized any revenue, nor has executed any revenue-producing contracts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company had no outstanding accounts receivable balances, thus has not recognized any further allowance for uncollectible accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2020 and 2019, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2020 and 2019, the Company recognized $2,865 and $0 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of California, which has similar statutes. As such, all tax years are open since the Company's inception.

The following table outlines the estimated deferred tax assets of the Company at December 31, assuming an estimated blended tax rate of 29.84%:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 30,200	$ 2,300
Temporary differences - stock comp	-	2,300
Total deferred tax asset	30,200	4,600
Valuation allowance	(30,200)	(4,600)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $110,000, has not yet commenced its principal operations, and primarily relies on outside sources to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products and services, and its ability to generate positive operational cash flow.

The Company also intends to conduct an offering under Regulation CF with a registered funding portal in the first quarter of 2021 in order to raise funds. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021 and in future years.

In Q1 of 2021, Orbital Assembly Corporation engaged legal counsel to examine, and a mediator to facilitate, the amicable departure of an OAC executive officer to ensure there is no connection, linkage, or association between the executive's affiliation with a different and nonrelated entity and OAC because they are an executive of OAC. No material impact on the financial statements have occurred as result of the mediation.

NOTE 4 – SAFE agreements

Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $158,000 has been received as of December 31, 2020 and the remaining approximately $81,000 remains to be funded by the investors, however the investors have no continuing obligations to fund the remaining balances. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of common shares equal to the purchase price of the security divided by liquidity price (as defined in the agreements).

The SAFE agreements provide holders with various additional protections, including preferences over shareholders in a dissolution event for payment of the Purchase Amount.

NOTE 5 – SHAREHOLDER'S EQUITY

The Company has 100,000,000 shares of common stock authorized, par value $.0001. During 2019, the Company issued an aggregate 77,000,000 shares to its founding shareholders and management in exchange for services provided, valued at an aggregate amount of $7,700.

During 2019, the Company's CEO contributed an aggregate $500 to the Company upon the opening of the corporate bank account, recognized as additional paid-in capital during the period.

During the year ending December 31, 2020, the Company granted an additional 13,000,300 shares to its officers and directors and 414,700 shares to consultants and advisors for services rendered.

The Company has further reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2021, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2020:

During January and February 2021, the Company issued a SAFE note with substantially similar terms to those issued during 2020 to a single investor for aggregate proceeds of $9,000 and an additional roughly $48,000 was funded from the 2020 SAFE notes.

Subsequent to year end, the Company issued a total of 4,575,350 common shares to various individuals. Of this amount, an aggregate 3,980,000 were issued via a Reg CF campaign for gross proceeds of $995,000 and the remaining 595,350 were issued for services rendered to consultants and advisors.